UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of, April 2015

Commission File Number: 001-14534

Precision Drilling Corporation
(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____                   Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:                      April 27, 2015                                    PRECISION DRILLING CORPORATION

By:/s/Robert J McNally
Name:   Robert J McNally
Title:     Executive Vice President & Chief Financial Officer

Exhibit                                DESCRIPTION

31.1	Certification of Chief Executive Officer, Kevin Neveu, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

31.2	Certification of Chief Financial Officer, Robert McNally, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.1	Management’s Discussion and Analysis for the period ended March 31, 2015.

99.2	Consolidated Financial Statements for the period ended March 31, 2015.